Exhibit 12.1

AMERIGAS PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	Year Ended September 30,
	1998	1999	2000	2001	2002
Earnings:
Earnings before income taxes, minority interests and income from equity investees	$21,729	$26,061	$15,443	$53,394	$56,413
Interest expense	67,566	68,299	76,734	82,037	88,484
Amortization of debt discount and expense	1,616	1,656	1,772	2,049	2,633
Amortization of debt premium	(2,993)	(3,370)	(3,742)	(3,690)	(3,278)
Interest component of rental expense	9,675	10,150	9,663	10,903	13,991

	$97,593	$102,796	$99,870	$144,693	$158,243

Fixed Charges:
Interest expense	$67,566	$68,299	$76,734	$82,037	$88,484
Amortization of debt discount and expense	1,616	1,656	1,772	2,049	2,633
Amortization of debt premium	(2,993)	(3,370)	(3,742)	(3,690)	(3,278)
Interest component of rental expense	9,675	10,150	9,663	10,903	13,991

	$75,864	$76,735	$84,427	$91,299	$101,830

Ratio of earnings to fixed charges	1.29	1.34	1.18	1.58	1.55